UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 1)*

                          Block Drug Company Inc.
                             (Name of Issuer)

                                  Class A
                      (Title of Class of Securities)


                                 093644102
                              (CUSIP Number)

THIS AMEDMENT IS BEING FILED TO CLARIFY OUR 13G FILING DATED 2/10/98 REGARDING THESE SHARES. IN FACT, CLASS A SHARES ARE NON-VOTING SHARES AND THEREFORE NO 13G FILING IS REQUIRED REGARDING THESE SHARES. OUR FILING DATED 2/10/98 WAS ERRONEOUSLY MADE.

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 093644102               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      409,956

6)   SHARED VOTING POWER
      223,791

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      767,492


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      767,492

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      34,777

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.66

12)   TYPE OF REPORTING PERSON*


      BD/IA


CUSIP No. 093644102               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Block Drug Company Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               257 Cornelison Ave, Jersey City, NJ  07302

Item 2. (a)    Name of Person Filing:
               Neuberger & Berman, LLC
               Neuberger & Berman Management Incorporated

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Class A

Item 2  (e)    CUSIP Number:

               093644102

Item 3. (a)    /X/  Broker or Dealer registered under Section 15 of the Act

Item 3  (b)    /X/  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

Item 3   (c)   /X/  Investment Company registered under Section 8 of the
                    Investment Company Act.

Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               767,492

        (b)    Percent of Class:

               5.66

CUSIP No. 093644102               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 409,956

          (ii)   Shared Power to vote or to direct the
                 vote: 223,791

          (iii) Sole Power to dispose or to direct the disposition of: 0

          (iv) Shared Power to dispose or to direct the disposition of: 767,492


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger & Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger & Berman, LLC does not, however have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Principal(s) of Neuberger & Berman, LLC own 34,777 shares. Principal(s) own these shares in their own personal securities accounts. Neuberger & Berman LLC disclaims beneficial ownership of these shares since; these shares were purchased with each principal(s)' personal funds and each principal has exclusive dispositive and voting power over the shares held in their respective accounts.


With regard to the shares set forth under Item 4.(c)(II), Neuberger & Berman, LLC and Neuberger & Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger & Berman's various Mutual Funds which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose but not vote shares.
CUSIP No. 093644102               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 11, 1998


By:
     C. Carl Randolph

     Principal/General Counsel
     Name/Title